Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-150486

December 16, 2008

John Deere Capital Corporation

MEDIUM-TERM NOTES, SERIES D
Due from 9 Months to 30 Years from Date of Issue
U.S. $2,000,000,000 2.875% Senior Notes Due June 19, 2012

Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program

Issuer:	John Deere Capital Corporation

Title of Securities:	2.875% Senior Notes Due 2012

Issuer’s Ratings:	A2 / A (Stable / Stable)

Ratings of this Series of Guaranteed Notes:	Aaa / AAA (Stable / Stable)

Format:	MTN Program

Trade Date:	December 16, 2008

Settlement Date (T+3):	December 19, 2008

Maturity Date:	June 19, 2012

Aggregate Principal Amount Offered:	$2,000,000,000

Re-offer Spread:	+184.9 bps

Benchmark Treasury:	1.125% Treasury Notes due December 15, 2011

Treasury Price:	100 - 2.75

Treasury Yield:	1.096%

Re-offer Yield:	2.945%

Coupon:	2.875%

Re-offer Price:	99.769%

Gross Spread:	0.150%

Net Proceeds ($):	$1,992,380,000

Interest Payment Dates:	Semi-annually on each June 19 and December 19, commencing on June 19, 2009

Day Count Fraction:	30 / 360

CUSIP:	24424D AA7

Guarantee:

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Additional details relating to the guarantee are also set forth in the pricing supplement relating to the offering of the notes.

Joint Bookrunners:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and RBC Capital Markets Corporation

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll-free at 1-800- 221-1037, or RBC Capital Markets Corporation toll-free at 1-866-375-6829.

The Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement, each dated May 7,

2008, and Preliminary Pricing Supplement No. 4 dated December 15, 2008, and will be denominated in U.S. Dollars.